Filed pursuant to Rule 433

November 17, 2014

Relating to

Preliminary Prospectus Supplement dated November 17, 2014 to

Prospectus dated September 30, 2013

Registration Statement No. 333-191462-01

Duke Energy Progress, Inc.
$200,000,000 First Mortgage Bonds,

Second Floating Rate Series, due 2017

$500,000,000 First Mortgage Bonds,

4.15% Series due 2044

Pricing Term Sheet

Issuer:	Duke Energy Progress, Inc.

Trade Date:	November 17, 2014

Settlement Date:	November 20, 2014 (T+3)

Ratings (Moody’s/S&P/Fitch)*:	Aa2 / A / A+

Security Description:	First Mortgage Bonds, Second Floating Rate Series, due 2017 (the “2017 Mortgage Bonds”)	First Mortgage Bonds, 4.15% Series due 2044 (the “2044 Mortgage Bonds”)

Principal Amount:	$200,000,000	$500,000,000

Interest Payment Dates:	February 20, May 20, August 20 and November 20 of each year beginning on February 20, 2015	June 1 and December 1 of each year beginning on June 1, 2015

Maturity Date:	November 20, 2017	December 1, 2044

Benchmark Treasury:	N/A	3.125% due August 15, 2044

Benchmark Treasury Yield:	N/A	3.070%

Spread to Benchmark Treasury:	N/A	+ 110 bps

Yield to Maturity:	N/A	4.170%

Coupon:	Floating Rate – reset quarterly based on three-month LIBOR plus 20 bps	4.15%

Price to Public:	100.00% per 2017 Mortgage Bond, plus accrued interest, if any, from November 20, 2014	99.658% per 2044 Mortgage Bond, plus accrued interest, if any, from November 20, 2014

Redemption Provisions:	The 2017 Mortgage Bonds may not be redeemed prior to their maturity.	At any time before six months prior to maturity, redeemable at the Treasury Rate + 20 bps. At any time on or after six months prior to maturity, redeemable at par.

CUSIP / ISIN:	26442R AC5 / US26442RAC51	26442R AD3 / US26442RAD35

Joint Book-Running Managers:	BNP Paribas Securities Corp. Goldman, Sachs & Co. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. Loop Capital Markets LLC U.S. Bancorp Investments, Inc.

Junior Co-Managers:	Blaylock Beal Van, LLC CastleOak Securities, L.P.

* Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 800-854-5674, Goldman, Sachs & Co. toll-free at 866-471-2526, J.P. Morgan Securities LLC (collect) at 212-834-4533, Mitsubishi UFJ Securities (USA), Inc. toll-free at 877-649-6848 or Wells Fargo Securities, LLC toll-free at 800-645-3751 and email: wfscustomerservice@wellsfargo.com.